Exhibit 4.8

ENGLISH SUMMARY OF PRINCIPAL TERMS

POWER SUPPLY AGREEMENT BETWEEN ORYGEN PERÚ S.A.A.
(formerly Enel Generación Perú S.A.A.) AND CEMENTO PACASMAYO S.A.A.

The summary below contains an abridged description of the principal terms of the agreement originally executed in Spanish language by the parties referred to herein (the “Agreement”).

Date of Execution: December 11, 2023

Term: June 1, 2026, at 12:00 a.m. through May 31, 2031, at 12:00 a.m.

Contracted capacities:

Lot	Adress	Supply Point	Contracted Capacity HP (MW)	Contracted Capacity HFP (MW)
1	Carretera Panamericana Norte km. 665 Pacasmayo – La Libertad	Supply No.: N.A. Voltage: 60 kV BRG: Guadalupe 60 KV Concessionaire: Electroperú S.A.	28.00	44.00
2	Carretera Piura – Paita km. 3 Veintiséis de Octubre - Piura	Supply No.: N.A. Voltage: 220 Kv BRG: Piura Oeste 220 KV Concessionaire: Electroperú S.A.	16.00	22.00

Capacity increase: The CLIENT may request increases of up to 5% of the initial contracted capacity, subject to the terms of the contract and the execution of the corresponding amendment.

Minimum capacities (purchase obligation): Equivalent to 0% of the contracted capacity at each Supply Point.

Exclusivity: During the term of the contract and up to the limit of the Contracted Capacity, the CLIENT may not acquire Energy from any supplier other than the GENERATOR for the Supply Points, unless the GENERATOR is unable to fully or partially comply with supplying the required Capacity and Associated Energy up to such limits.

Price: From June 1, 2026 to May 31, 2031

Generation Reference Busbar (BRG)	Associated Energy US$/MWh		Capacity Soles/kW- month
	Peak Hours (PEPo)	Off-Peak Hours (PEFo)	(PPO)
Piura Oeste 220 kV and Guadalupe 60 kV	32.20	32.20	Busbar Tariff (PPM)

Additionally, the CLIENT shall bear the tolls and other current or future charges, costs and/or items directly linked to the supply covered by this Agreement, to the extent that: (i) such tolls, charges, costs and/or items may be passed through to the CLIENT under the Applicable Laws, and (ii) they entail costs for the GENERATOR that would not exist if this Agreement were not in force. Tolls, compensations, regulated charges and taxes, as well as their calculation methodology, payment timing, billing currency and updating formulas, shall be those established by OSINERGMIN or the competent Government Authority.

The Prices set forth in numeral 1 of Annex 1 shall be adjusted in accordance with the indexation formulas provided therein. The capacity price (PPM) is the Generation-Level Capacity Price, expressed in S//kW- month, at the BRG associated with the relevant Supply Point, in force during the relevant billing period, and corresponds to the basic Capacity price determined, published and updated by OSINERGMIN, pursuant to the applicable regulation. The base prices for Associated Energy during Peak Hours (PEPO) and Off-Peak Hours (PEFO) at the Supply Point shall be adjusted monthly by the FAEi in force at that time.

Tariff Periods:

-	Peak Hours: The hours between 6:00 p.m. and 11:00 p.m. on all Days of the year, except Sundays and holidays.

-	Peak Hours: The hours of the day not included within Peak Hours.

Excess capacity: If the Coincident Monthly Demand at any of the Supply Points exceeds 105% of the relevant Contracted Capacity, the CLIENT shall be deemed to have incurred excess Capacity. In such cases, the GENERATOR shall bill such excess with a 2% surcharge over the applicable Capacity price. The Energy associated with the excess Capacity shall be billed at the higher of the contractual price and 102% of the Short-Term Marginal Cost (CMG).

Supply Point: Each of the delivery and metering points within the premises agreed by the GENERATOR and the CLIENT. Currently, pursuant to Annex 3, they are

●	Carretera Panamericana Norte km. 665, Pacasmayo – La Libertad; tensión 60 kV; BRG Guadalupe 60 kV.

●	Carretera Piura – Paita km. 3, Veintiséis de Octubre – Piura; tensión 220 kV; BRG Piura Oeste 220 kV.

Termination: Except for the grounds set forth in numeral 16.2, in the event of breach, the aggrieved Party may require the breaching Party, by notarial letter, to remedy the relevant breach within a period of not less than twenty (20) Days, under warning that, otherwise, the Agreement shall be terminated. Likewise, either Party shall have the right to terminate the Agreement by operation of law upon the grounds set forth in numeral 16.2.1, including insolvency, dissolution or liquidation, disregard or non-compliance with arbitral awards or interim measures, force majeure for more than three (3) consecutive months, and unauthorized assignment of contractual position. In the cases provided in items (c) and (e) of numeral 16.2.1, the Party that gave rise to the termination event shall pay the other Party, as a penalty, an amount equal to 12 (twelve) times the average amount of the last 12 (twelve) Capacity and Energy invoices.

Liability and indemnification: The Agreement contains certain provisions relating to the parties’ liabilities and indemnification obligations for damages, loss of profit and other events, including certain exceptions for acts of God and force majeure under Peruvian law.

Governing law and forum: The Agreement is governed by Peruvian law, and any dispute under the Agreement shall be resolved by the courts of the city of Lima, Peru.